

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Devin I. Murphy
Chief Financial Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, OH 45249

> **Re:** **Phillips Edison – ARC Shopping Center REIT Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2014**
> **File No. 000-54691**

Dear Mr. Murphy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Andrew Davisson, Via E-mail
       DLA Piper

       Sara Brennan, Via E-mail
       Phillips Edison – ARC Shopping Center REIT Inc.